Exhibit 99.1

November 8, 2024

TELUS reports operational and financial results for third quarter 2024

Industry-Best Total Mobile and Fixed customer growth of 347,000 driven by strong demand for our leading portfolio of services across Mobility and Fixed

Strong Mobile Phone and Connected Device net additions of 130,000 and 159,000, respectively; industry-leading postpaid mobile phone churn of 0.90 per cent

Robust third quarter Fixed customer net additions of 58,000, including 34,000 internet customer additions, driven by our leading TELUS PureFibre network and premier portfolio of bundled services across Mobile and Home

TTech Operating Revenue and Adjusted EBITDA growth of 1.9 per cent and 5.6 per cent, respectively, alongside strong margin expansion of 110 basis points to 39 per cent reflecting a lower cost-to-serve and focus on driving higher margin per user, gains from copper and real estate monetization and continued double digit momentum in health services EBITDA contribution growth

Net income and earnings per share higher by 88 per cent and 111 per cent, respectively and on an adjusted basis increased by 11 and 12 per cent; Consolidated free cash flow up 58 per cent

Quarterly dividend increased to $0.4023, up 7.0 per cent over the same period last year, representing a dividend yield of approximately 7.7 per cent

2024 target for TTech operating revenue growth updated to slightly below the lower end of the original range; targets for TTech Adjusted EBITDA, along with our Consolidated targets for Capital Expenditures and Free cash flow, remain unchanged as provided with the release of our second quarter 2024 results in August

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the third quarter of 2024. Consolidated operating revenues and other income increased by 1.8 per cent over the same period a year ago to $5.1 billion. This growth was driven by higher service revenue and other income from copper and real estate monetization in our TELUS technology solutions (TTech) segment, alongside higher other offset by lower service revenue in our TELUS digital experience segment (TELUS Digital).

Within TTech, higher revenue from the expansion of mobile network, residential internet, TV and security subscribers, health services, agriculture and consumer goods services, along with increases in managed, unmanaged and other fixed data services; partially offset by rate reductions in mobile network, residential internet, and security services, as well as declines in TV and fixed legacy voice services revenues. The decline in TELUS Digital operating revenues were from lower external revenues reflecting: (i) lower revenues from leading social media client and other technology clients; (ii) a reduction in revenue in other industry verticals, notably among communications (excluding the TTech segment) and eCommerce clients; and (iii) a persistently challenging macroeconomic environment and competitive conditions in the industry. See Third Quarter 2024 Operating Highlights within this news release for a discussion on TTech and TELUS Digital results.

"In the third quarter, our team's dedication to operational excellence led to industry-leading customer growth and robust financial results, harnessing our premier asset portfolio and focused commitment to cost efficiency and effectiveness,” said Darren Entwistle, President and CEO. “Our results demonstrate our ability to deliver sustainable profitable growth, anchored by our strategic emphasis on margin-accretive customer expansion, globally leading broadband networks, and a customer-centric culture. This enabled industry-best total customer net additions of 347,000, including robust mobile phone customer additions of 130,000, strong gains in connected devices with 159,000 net additions, and total fixed net additions of 58,000. Our team's passion for delivering customer service excellence contributed once again to leading loyalty across our key product lines. Notably, postpaid mobile phone churn was 0.90 per cent, while churn for TELUS-branded mobility and home households nationally was below one per cent, underscoring the consistent strength of our unmatched bundled product offerings across Mobile and Home, over our industry-leading PureFibre and wireless broadband networks.”

“Within TELUS Health, our team achieved revenue growth of four per cent as strategic investments in our products, sales, and distribution channels generate strong momentum across our health portfolio. Our team also achieved 50 per cent Adjusted EBITDA contribution growth, supported by higher revenue and the realization of $331 million in combined annualized synergies since acquiring LifeWorks in 2022. This includes $277 million in cost synergies and $54 million in cross-selling, as we work towards our overall objective of $427 million by the end of 2025. Additionally, we drove a 9.2 per cent year-over-year increase in global lives covered to 76 million. Similarly, within TELUS Agriculture & Consumer Goods, we continue to see positive outcomes, strengthening our market position and delivering a more than 20 per cent increase in revenue alongside strong profitability growth and margin contribution. Our commitment to maximizing the full potential of these distinctive global businesses is underscored by leveraging the expertise, experience, and high-performance culture of our team. This also includes capitalizing on significant cross-selling opportunities across all our businesses, demonstrating the collective talent and effectiveness of our team in driving our success."

“Importantly, our significant broadband network investments, and the profitable growth they drive, enable the continued advancement of our financial and operational performance and the long-term sustainability of our industry-leading dividend growth program,” continued Darren. “The 7.0 per cent year-over-year dividend increase announced today represents the twenty-seventh increase since we initiated our multi-year dividend growth program in 2011, now in its fourteenth year. Since 2004, TELUS has returned more than $26 billion to shareholders, including over $21 billion in dividends, representing approximately $18 per share.”

“Demonstrating our organization’s long-standing belief in the symbiotic relationship between doing well in business and doing good in the global communities where our team members live, work and serve, last month we celebrated the one-year anniversary of the TELUS Student Bursary,” added Darren. “Through the TELUS Student Bursary, we are creating the circumstances necessary to empower young people in Canada to realize their full potential. In addition to being the largest bursary fund in the country, the TELUS Student Bursary is also unique because of its focus on social purpose and its holistic approach to supporting and developing our future leaders. This academic year alone, the TELUS Friendly Future Foundation awarded $2.2 million to more than 500 students in financial need. Since the inception of the bursary program, the Foundation has provided over $4 million to nearly 1,000 students.”

"Earlier today, TELUS Digital Experience (TELUS Digital) also reported its third quarter results, delivering stable financial performance as compared to the prior quarter, signifying a positive step on the recovery trajectory, and we are eager to drive further improvements as we advance our growth objectives. Indeed, TELUS Digital’s comprehensive and growing suite of leading AI solutions continues to demonstrate strong momentum, capturing new client engagements and broader recognition in the market, exemplifying our progress in next generation technology applications. Moreover, the strength of TELUS Digital’s transformational generative AI-powered solutions and tools created for all lines of business at TELUS, continues to enhance their go-to-market efforts with new and prospective clients. Our confidence in TELUS Digital’s fundamental drivers of value creation remains unwavering, particularly given the company’s leadership in key areas such as trust and safety, the digitization of its own and its clients’ customer experience operations, and the broader evolution of its business towards a technology-centric model. Importantly, we see TELUS Digital creating positive momentum for its medium and long-term growth."

Doug French, Executive Vice-president and CFO said, “Our solid performance during the third quarter continues to highlight our consistent track record of operational execution excellence as we navigate a dynamic operating environment. This quarter, TTech operating revenue growth of approximately two per cent continued to improve relative to the first half of the year, driven by stable mobile network growth, alongside a steady improvement within fixed data, as well as strong contribution from our global health and agriculture and consumer goods businesses. Furthermore, we delivered strong TTech Adjusted EBITDA growth of 5.6 per cent accompanied by margin expansion of 110 basis points to 39 per cent. This growth was driven by our longstanding emphasis on profitable customer growth, combined with driving a lower cost-to-serve through our ongoing focus on cost efficiency and effectiveness, as well as continued financial gains related to our copper and real estate monetization program. For 2024, we now anticipate restructuring expenses to be approximately $450 million as we continue to optimize our cost structure to drive EBITDA expansion, margin accretion, and accelerated free cash flow growth.”

"As we continue through the final quarter of the year, our financial position remains strong. At the end of the third quarter, we had approximately $3.2 billion of available liquidity, our average cost of long-term debt was 4.40 per cent, the average term to maturity of long-term debt is approximately 11 years, and our net debt to EBITDA ratio was 3.83 times. As we look toward future years, we anticipate an improvement in our leverage ratio as we work towards our target ratio through continued EBITDA growth, declining capital intensity toward the 10 per cent level, and ongoing free cash flow expansion.”

"For the full year, our 2024 target for TTech operating revenue growth is now anticipated to be slightly below the lower end of our original target range. This updated outlook reflects the competitive market conditions and our team’s continued focus on operational execution excellence. Importantly, targets for TTech Adjusted EBITDA, along with our consolidated targets for capital expenditures and free cash flow, remain unchanged as previously communicated in our second quarter earnings release in August. Despite the dynamic and competitive environment in the near-term, we are confident in our ability to drive strong, sustainable, and margin-accretive growth. This confidence is rooted in our persistent focus on operational efficiency and effectiveness. The strength and resilience of our business continues to demonstrate our superior asset mix, and we are enthusiastic about the promising future prospects for our organization in Canada and internationally through our global growth assets. This includes our expectations for continued free cash flow expansion in the coming years, driven by sustained strong EBITDA growth and moderating capital expenditure intensity. This is supplemented by our copper and real estate monetization programs that will continue for years to come. All of these support the long-term sustainability and quality of our long-standing and industry-leading dividend growth program,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $257 million was up 88 per cent and Basic earnings per share (EPS) of $0.19 increased by 111 per cent. These increases were driven by higher Adjusted EBITDA as detailed below, partially offset by higher financing costs, driven by the impact of unrealized changes in virtual power purchase agreements forward element, increased long-term debt, associated with our investments in spectrum and PureFibre technology, and higher interest rates on both floating-rate and recent fixed-rate issuances. In addition to the Adjusted EBITDA growth drivers discussed below, EBITDA also reflects lower restructuring and other costs, primarily related to significant investments in cost efficiency and effectiveness programs, including real estate rationalization, which predominantly took place during the third quarter of 2023.

As it relates to EPS, the trends also reflect the effect of a higher number of Common shares outstanding. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $413 million increased by 11 per cent over the same period last year, while adjusted basic EPS of $0.28 was up 12 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 16 per cent to approximately $1.8 billion and Adjusted EBITDA increased by 1.3 per cent to more than $1.8 billion. The growth in Adjusted EBITDA reflects: (i) mobile network, residential internet, TV and security subscriber growth; (ii) broad-based cost reduction efforts, synergies achieved between LifeWorks® and our legacy health business, and an increase in TTech leveraging TELUS Digital, as well as savings in marketing costs; (iii) higher gains on real estate projects and reversals of business combination-related provisions; (iv) growth in health services margin; (v) higher agriculture and consumer goods margins; and (vi) growth in fixed data services to new and existing business customers. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) lower operational growth in TELUS Digital (excluding other income); (iii) declining TV and fixed legacy voice margins; (iv) lower mobile equipment margins; (v) higher network operations costs; (vi) higher bad debt expense; and (vii) higher costs related to the scaling of our digital capabilities.

In the third quarter of 2024, we added 347,000 net customer additions, down 59,000 over the same period last year, and inclusive of 130,000 mobile phones and 159,000 connected devices, in addition to 34,000 internet, 21,000 TV and 12,000 security customer connections. This was partly offset by residential voice losses of 9,000. Our total TTech subscriber base of 19.8 million is up 6.4 per cent over the last twelve months, reflecting a 4.2 per cent increase in our mobile phones subscriber base to over 10.0 million and a 21 per cent increase in our connected devices subscriber base to over 3.5 million. Additionally, our internet connections grew by 5.1 per cent over the last twelve months to over 2.7 million customer connections, our TV customer base stands at more than 1.3 million customer connections, and our security subscriber base increased by 7.5 per cent to more than 1.1 million customer connections. Lastly, our residential voice subscriber base declined slightly by 3.0 per cent to more than 1.0 million.

In health services, as of the end of the third quarter of 2024, virtual care members were 6.5 million and healthcare lives covered were 76.0 million, up 18 per cent and 9.2 per cent over the past twelve months, respectively. Digital health transactions in the third quarter of 2024 were 161.5 million, up 7.2 per cent over the third quarter of 2023.

Cash provided by operating activities of $1.4 billion increased by 10 per cent in the third quarter of 2024, primarily driven by EBITDA growth, partially offset by increased restructuring and other costs disbursements, net of expense, and increased interest paid.

Free cash flow of $561 million increased by 58 per cent compared to the same period a year ago, reflecting higher EBITDA and lower capital expenditures. These factors were partly offset by increased interest paid and greater lease payments. Our definition of free cash flow, for which there is no industry alignment, excludes impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16.

Consolidated capital expenditures of $668 million, including $28 million for real estate development, decreased by $101 million or 13 per cent in the third quarter of 2024. TTech operations drove $90 million of the decrease in the third quarter of 2024, primarily driven by the planned slowdown of our fibre and wireless network builds and systems development. As at September 30, 2024, our 5G network covered approximately 32.1 million Canadians, representing approximately 87 per cent of the population. TTech real estate development capital expenditures increased by $6 million in the third quarter of 2024, reflecting an increase in capital investment to support construction of multi-year development projects, including TELUS OceanTM, TELUS Living residential buildings and other commercial buildings in British Columbia. TELUS Digital capital expenditures decreased by $5 million in the third quarter of 2024, primarily due to slower demand for client growth.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	5,042	4,990	1.0
Operating revenues and other income	5,099	5,008	1.8
Total operating expenses	4,311	4,491	(4.0)
Net income	257	137	87.6
Net income attributable to common shares	280	136	105.9
Adjusted Net income(1)	413	373	10.7
Basic EPS ($)	0.19	0.09	111.1
Adjusted basic EPS(1) ($)	0.28	0.25	12.0
EBITDA(1)	1,756	1,517	15.8
Adjusted EBITDA(1)	1,842	1,820	1.3
Capital expenditures(2)	668	769	(13.1)
Cash provided by operating activities	1,432	1,307	9.6
Free cash flow(1)	561	355	58.0
Total telecom subscriber connections(3) (thousands)	19,847	18,652	6.4
Healthcare lives covered (millions)	76.0	69.6	9.2

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted. Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers as we have ceased marketing our Pik TV® product.

Third Quarter 2024 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) increased by $83 million or 1.9 per cent in the third quarter of 2024, primarily reflecting increases in mobile network revenue, mobile equipment and other service revenues, fixed data services revenues, health services and agriculture and consumer goods services, as described below. Decreases in fixed voice services revenues and fixed equipment and other service revenues were partial offsets.

•	TTech EBITDA increased by $313 million or 23 per cent in the third quarter of 2024, while TTech Adjusted EBITDA increased by $90 million or 5.6 per cent, reflecting: (i) mobile network, residential internet, TV and security subscriber growth; (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and an increase in TTech leveraging TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in marketing costs; (iii) higher gains on real estate projects; (iv) growth in health services margin; (v) higher agriculture and consumer goods margins; and (vi) growth in fixed data services to new and existing business customers. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) declining TV and fixed legacy voice margins; (iii) lower mobile equipment margins; (iv) higher network operations costs; (v) higher bad debt expense; and (vi) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licenses and cloud usage costs.

Mobile products and services

•	Mobile network revenue increased by $13 million or 0.7 per cent in the third quarter of 2024, largely due to growth in our mobile phone and an increase in IoT connections, partly offset by lower mobile phone ARPU.

•	Mobile equipment and other service revenues increased by $34 million or 6.1 per cent in the third quarter of 2024, due to the impact of higher-value smartphones in the sales mix, partly offset by a reduction in contracted volumes attributable to our efforts to match only on profitable offers from more aggressive promotional activity in the current year compared to the prior year, in addition to the growing number of customers taking advantage of BYOD offerings.

•	TTech Mobile products and services direct contribution decreased by $23 million or 1.4 per cent in the third quarter of 2024, largely reflecting the impact of lower mobile phone ARPU, lower mobile equipment margin from lower contracted volume and increased competitor-driven discounting, and higher amortization of deferred commissions attributable to rising retail traffic in the current and prior periods. These were partly offset by mobile phone subscriber growth.

•	Mobile phone ARPU was $58.85 in the third quarter of 2024, a decrease of $2.09 or 3.4 per cent; the rate of decline was stable relative to the second quarter of 2024. This decrease was attributable to the adoption of base rate plans with lower prices in response to more aggressive marketing and promotional pricing targeting both new and existing customers, and a decline in overage and roaming revenues, partly offset by higher IoT revenue. We continue to see increasing adoption of unlimited data and Canada-U.S. plans which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and lower data overage fees, respectively.

•	Mobile phone gross additions were 455,000 in the third quarter of 2024, consistent with the prior year.

•	Mobile phone net additions were 130,000 in the third quarter of 2024, reflecting a decrease of 30,000, driven by a higher mobile phone churn rate.

•	Our mobile phone churn rate was 1.09 per cent in the third quarter of 2024, compared to 1.03 per cent in the third quarter of 2023, reflecting customer switching decisions in response to more aggressive marketing and promotional pricing, in addition to increased adoption of BYOD plans. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, along with successful promotions and bundled offerings.

•	Connected device net additions were 159,000 in the third quarter of 2024, reflecting a decrease of 20,000, largely due to one customer decommissioning a subset of their legacy, low-usage IoT connections during the quarter, partly offset by growth in gross additions of IoT connections.

Fixed products and services

•	Fixed data services revenues increased by $22 million or 1.9 per cent in the third quarter of 2024, driven by an increase in our internet, security and TV subscribers, and growth in our managed, unmanaged and other services to new and existing business customers. These were partly offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, slightly lower internet revenue per customer reflecting competitive pressures, as well as lower security revenue per customer reflecting increased demand for inherently lower-ARPU home automation services.

•	Fixed voice services revenues decreased by $12 million or 6.3 per cent in the third quarter of 2024, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings and our retention efforts.

•	Fixed equipment and other service revenues decreased by $8 million or 6.4 per cent in the third quarter of 2024, largely due to a reduction in business premises equipment sales, as equipment sales tend to be more one-time in nature.

•	TTech fixed products and services direct contribution increased by $51 million or 3.9 per cent in the third quarter of 2024, primarily driven by increased health and agriculture and consumer goods revenues and continued subscriber growth. These were partly offset by declines in TV and legacy voice margins attributable to technological substitution.

•	Internet net additions were 34,000 in the third quarter of 2024, a decrease of 3,000 for the quarter, largely attributable to a higher churn rate due to macroeconomic and competitive pressures that have continued to impact consumer purchasing decisions. These factors were partly offset by our success in driving strong gross additions through robust sales strategies and the strength of our fibre optic offering.

•	TV net additions were 21,000 in the third quarter of 2024, an increase of 1,000 for the quarter, attributable to our diverse offerings catered towards the changing needs of our consumers, partly offset by a higher churn rate due to the same factors as internet net additions.

•	Security net additions were 12,000 in the third quarter of 2024, a decrease of 6,000 for the quarter, primarily due to a higher churn rate related to the same factors as internet net additions.

•	Residential voice net losses were 9,000 in the third quarter of 2024, an increase of 1,000 losses for the quarter.

Health services

•	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

•	Health services revenues increased by $17 million or 4.0 per cent in the third quarter of 2024, primarily driven by pharmacy upgrades, virtual pharmacy sales, employee assistance programs and increased demand for health benefits management services and retirement benefits solutions.

•	At the end of the third quarter of 2024, 6.5 million members were enrolled in our virtual care services, an increase of one million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

•	At the end of the third quarter of 2024, our healthcare programs covered 76 million lives, an increase of 6.4 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.

•	Digital health transactions were 161.5 million in the third quarter of 2024, an increase of 10.9 million, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Agriculture and consumer goods services

•	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.

•	Agriculture and consumer goods services revenues increased by $17 million or 21 per cent, primarily attributed to business acquisitions and improving organic growth across certain lines of business, including increased subscription and license revenues. These factors were partially offset by an increase of agriculture customer churn and macroeconomic headwinds slowing down subscription growth and sales funnel opportunities.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) decreased by $31 million or 4.4 per cent in the third quarter of 2024. The decrease was primarily attributable to: (i) lower revenues from a leading social media client and other technology clients; (ii) a reduction in revenue in other industry verticals, notably among communications (excluding the TTech segment) and eCommerce clients; and (iii) a persistently challenging macroeconomic environment and competitive conditions in the industry. These decreases were partially offset by: (i) growth in services provided to existing clients, including Google during the first nine months of 2024; (ii) new clients added since the same period in the prior year; and (iii) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

•	Revenue from our tech and games industry vertical decreased by $28 million or 6.9 per cent in the third quarter of 2024, primarily due to lower revenue from a leading social media client and certain other technology and gaming clients, partially offset by growth in revenue from other clients within this industry vertical.

•	Revenue from our communications and media industry vertical increased by $15 million or 7.2 per cent in the third quarter of 2024, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients.

•	Revenue from our eCommerce and fintech industry vertical decreased by $14 million or 15 per cent in the third quarter of 2024, due to lower service volume demand from a large eCommerce client as well as certain fintech clients.

•	Revenue from our healthcare industry vertical increased by $15 million or 29 per cent in the third quarter of 2024, primarily due to additional services provided to the healthcare business unit of the TTech segment.

•	Revenue from our banking, financial services and insurance industry vertical increased by $10 million or 22 per cent in the third quarter of 2024, due to growth from certain Canadian banks and smaller regional financial services firms in North America, partially offset by lower service volume demand from a global financial institution client.

•	All other verticals increased by $7 million or 8.2 per cent in the third quarter of 2024 due to seasonality and higher service volume demand from certain clients in the travel and hospitality, and retail and consumer packaged goods industry verticals.

•	TELUS Digital EBITDA decreased by $62 million or 37 per cent in the third quarter of 2024 while Adjusted EBITDA decreased by $56 million or 30 per cent in the same period. The decreases were driven by higher investments in corporate initiatives, such as commercial talent acquisition and operational effectiveness programs, as reflected in the increase in salaries and benefits and Goods and services purchased, as well as higher share-based compensation compared to a slight reduction in revenue, which was partially offset by other income arising from the revaluation of our provisions for written put options.

TELUS 2024 financial targets

TELUS’ financial targets for 2024 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2023 annual MD&A.

For the full year, our 2024 target for TTech operating revenue growth is now anticipated to be slightly below the lower end of our original target range, reflecting the competitive market conditions. Our annual targets for TTech Adjusted EBITDA, along with our consolidated targets for capital expenditures and free cash flow, remain unchanged as previously communicated in our second quarter earnings release in August.

	2024 targets	Original 2024 targets
TTech Operating revenues(1)	Growth of 2 to 4% (Slightly below the lower end of the range)	Growth of 2 to 4%
TTech Adjusted EBITDA	Growth of 5.5 to 7.5% (Lower end of the range)	Growth of 5.5 to 7.5%
Consolidated Free cash flow	Approximately $2.1 billion	Approximately $2.3 billion
Consolidated Capital expenditures(2)	Approximately $2.6 billion (Unchanged)	Approximately $2.6 billion

(1)	For 2024, we are guiding on TTech Operating revenues, which excludes other income. TTech Operating revenues for 2023 were $17,106 million.

(2)	Excludes approximately $100 million targeted towards real estate development initiatives.

Consolidated operating revenues and Adjusted EBITDA can be approximated when combining our TTech targets referenced above with the 2024 financial targets set by TELUS Digital, as announced August 2, 2024.

The preceding disclosure respecting TELUS’ 2024 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ below and based on management’s expectations and assumptions as set out below and in Section 9.3 TELUS assumptions for 2024 in the 2023 annual MD&A and updated in Sections 9 and 10 of our third quarter 2024 interim MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2024 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.4023 per share on the issued and outstanding Common Shares of the Company payable on January 2, 2025 to holders of record at the close of business on December 11, 2024. This quarterly dividend reflects an increase of 7.0 per cent from the $0.3761 per share dividend declared one year earlier and consistent with our multi-year dividend growth program. When a dividend payment date falls on a weekend or holiday, the payment shall be made on the next succeeding day that is a business day.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting approximately $1.8 billion in the first nine months of 2024 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $37 billion in these taxes.

•	Investing approximately $2.1 billion in capital expenditures primarily in communities across Canada in the first nine months of 2024 and nearly $56 billion since 2000.

•	Disbursing spectrum renewal fees of approximately $56 million to Innovation, Science and Economic Development Canada in the first nine months of 2024. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled approximately $46 billion.

•	Spending $7.2 billion in total operating expenses in the first nine months of 2024, including goods and services purchased of approximately $4.8 billion. Since 2000, we have spent $166 billion and $113 billion, respectively, in these areas.

•	Generating a total team member payroll of approximately $2.8 billion in the first nine months of 2024, including wages and other employee benefits, and payroll taxes of $153 million. Since 2000, total team member payroll totals $64 billion.

•	Returning approximately $1.7 billion in dividends through October 2024 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $26 billion to shareholders through our dividend and share purchase programs, including over $21 billion in dividends and $5.2 billion in share repurchases, representing approximately $18 per share.

Community Highlights

Giving Back to Our Communities

•	In August 2024, to support those impacted by the wildfires in Jasper, Alberta, TELUS, our team members, customers and the Foundation have enabled more than $200,000 in cash donations and in-kind contributions. Our assistance included:

○	Distributing adult and youth disaster kits at evacuation centers containing essential items such as emergency blankets, reusable water bottles, charging cables and activities for kids.

○	Rapidly deploying three cell towers on wheels (COWs) to provide wireless connectivity and support emergency communications along a no-coverage section of Highway 16, to an RCMP checkpoint and one within the town of Jasper.

○	Implementing our first ever deployment of a low earth orbit satellite temporary connectivity solution for a cell tower where its fibre connection was destroyed by the fire, thereby allowing access to 9-1-1.

○	Continually refuelling back-up generators to keep communication lines safely up and running after a loss of commercial power.

○	Working closely with the incident command centre and its members to protect critical network infrastructure.

○	Offering data top-ups and waiving long-distance mobile, home phone, texting and roaming fees for evacuees and those affected.

○	Offering a free Community Crisis Support line for emotional support, accessible 24/7 to all Canadians, provided by TELUS Health.

○	Supplying free counselling sessions through TELUS Health MyCareTM.

○	Providing no-cost veterinary technician appointments through TELUS Health MyPet.

○	Partnering with the Red Cross to establish a recovery centre, providing tents, site-wide Wi-Fi connectivity and essential care items for returning evacuees. Additionally, our technicians conducted re-entry checks and prioritized service restoration in a strategic manner.

•	In October 2024, we received our third consecutive Disaster Recovery Institute Canada (DRI) Response and Recovery Award for crisis management during the 2024 Jasper wildfires, demonstrating outstanding business continuity, disaster recovery, and community and customer support despite concurrent challenges.

•	Currently, we have 19 TELUS Community Boards, 13 operating in Canada and six international boards. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards and TELUS Friendly Future Foundation® (the Foundation) have supported 33.6 million youth in-need in Canada, and around the world, by granting $131 million in cash donations to 10,500 initiatives.

○	During the third quarter of 2024, we announced a major milestone in charitable giving in Canada with TELUS’ Community Board program reaching $100 million in donations to local charities across the country since inception in 2005.

•	Working in close partnership with our 13 Canadian TELUS Community Boards, the Foundation provides grants to charities that promote education, health and well-being for youth across the country. Additionally, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who are facing financial barriers and are committed to making a difference in their communities. During the first nine months of 2024, the Foundation supported over 535,500 youth by granting over $7 million to 500 Canadian registered charities. Since its inception in 2018, the Foundation has provided $54 million in cash donations to our communities, helping 15.7 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

•	Throughout the third quarter, we continued to engage our global team to volunteer in their communities, with more than 665,000 hours of service recorded so far, and on track to achieve our annual goal of 1.5 million hours for the second consecutive year.

Empowering Canadians with Connectivity

•	Throughout the first nine months of 2024, we continued to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.3 million individuals.

○	During the first nine months of 2024, we welcomed over 6,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected close to 62,000 households, resulting in more than 194,000 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost, high-speed internet service.

○	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and low-income families across Canada. During the first nine months of 2024, we added 6,500 youth, low-income seniors and families, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 59,000 people.

○	Our Health for Good® mobile health clinics facilitated 46,500 patient visits during the first nine months of 2024. Since the program’s inception, we have enabled 246,500 cumulative patient visits in 27 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

■	In September 2024, we increased our overall commitment to the TELUS Health for Good program to over $16 million through 2027 and launched a new mobile health clinic, bringing primary care and harm reduction services directly to people experiencing homelessness across the B.C. Interior.

○	During the first nine months of 2024, our Tech for Good® program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 2,600 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported 11,400 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount.

○	During the first nine months of 2024, more than 95,700 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to over 775,500 since the program launched in 2013.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2024 conference call is scheduled for Friday, November 8, 2024 at 12:00 pm ET (9:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until December 8, 2024 at 1-855-201-2300. Please quote conference access code 54931# and playback access code 54931#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2024 outlook, as described in Section 9 in our 2023 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2024 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.1%, 0.9%, 1.8%, 1.0% and 0.9%, respectively (compared to 0.6%, 0.4%, 1.1%, 0.4% and 0.4%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual inflation rates in Canada, B.C., Alberta, Ontario and Quebec are 2.6%, 2.6%, 3.0%, 2.5%, and 2.7%, respectively (compared to 2.5%, 2.4%, 2.4%, 2.4%, and 2.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual unemployment rates in B.C., Alberta, Ontario and Quebec are 5.7%, 6.8%, 6.9% and 5.4%, respectively (compared to 6.1%, 6.3%, 6.7% and 5.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 248,000 units, 48,000 units, 44,000 units, 81,000 units and 47,000 units, respectively (compared to 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively, as reported in our 2023 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

•	The Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing assumption has been revised to a net cash outflow of approximately $100 million to $200 million from a net cash outflow of approximately $150 million to $250 million.

•	Our restructuring and other costs assumption has been revised to approximately $450 million from approximately $300 million. This was largely driven by new cost efficiency programs implemented to drive EBITDA expansion, margin accretion and accelerated cash flow growth. Approximately $200 million of cash restructuring and other disbursements from our 2023 efficiency program flowed into our 2024 free cash flow guidance, and we expect total cash restructure and other disbursements of approximately $500 million in 2024 from approximately $400 million.

•	Our income taxes computed at an applicable statutory rate assumption has been revised downward to 24.0 to 24.6% from 24.5 to 25.1%, and our cash income tax payments assumption has been revised downward to a range of approximately $310 million to $390 million from a range of approximately $370 million to $450 million. The decrease in applicable statutory rate assumption is primarily due to lower income earned in jurisdictions with higher statutory income tax rates. The decrease in our cash income tax payments range is due to excess instalment amounts from the prior period applied to the current period.

•	While Innovation, Science and Economic Development Canada (ISED) had initially announced its intention to hold its millimetre wave spectrum auction in 2024, it is possible that the auction may be deferred until after 2024. We do not expect to be materially impacted should the timing of the auction be after 2024.

•	We anticipate a 2024 Canadian dollar to U.S. dollar average exchange rate of C$1.35: US$1.00, compared to our original assumption of C$1.32: US$1.00.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our third quarter 2024 MD&A.

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Digital Experience, TELUS Health and TELUS Agriculture & Consumer Goods face intense competition in different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	a declining overall market for TV services;

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets;

o	our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of our network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that our use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for our services.

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities. Risks include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic and its aftermath, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR. TELUS Digital may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact. Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2023 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement. Updates to the assumptions on which our 2024 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings of our third quarter 2024 MD&A.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic earnings per share is calculated as adjusted net income divided by basic weighted-average common shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended September 30
C$ and in millions	2024	2023
Net income attributable to Common Shares	280	136
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	79	297
Tax effects of restructuring and other costs	(22)	(71)
Real estate rationalization-related restructuring impairments	3	13
Tax effect of real estate rationalization-related restructuring impairments	(1)	(3)
Income tax-related adjustments	(20)	(23)
Unrealized changes in virtual power purchase agreements forward element	125	33
Tax effect of unrealized changes in virtual power purchase agreements forward element	(31)	(9)
Adjusted Net income	413	373

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$	2024	2023
Basic EPS	0.19	0.09
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.05	0.20
Tax effect of restructuring and other costs, per share	(0.01)	(0.05)
Income tax-related adjustments, per share	(0.01)	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share	0.08	0.03
Tax effect of unrealized changes in virtual power purchase agreements forward element	(0.02)	(0.01)
Adjusted basic EPS	0.28	0.25

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 (C$ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							257	137
Financing costs							479	352
Income taxes							52	28
EBIT	800	454	—	63	(12)	—	788	517
Depreciation	551	563	46	48	—	—	597	611
Amortization of intangible assets	308	329	63	60	—	—	371	389
EBITDA	1,659	1,346	109	171	(12)	—	1,756	1,517
Add restructuring and other costs included in EBITDA	64	287	22	16	—	—	86	303
Adjusted EBITDA	1,723	1,633	131	187	(12)	—	1,842	1,820

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Digital		Eliminations		Total
Three-months ended September 30 (C$ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	1,723	1,633	131	187	(12)	—	1,842	1,820
Capital expenditures	(650)	(734)	(30)	(35)	12	—	(668)	(769)
Adjusted EBITDA less capital expenditures	1,073	899	101	152	—	—	1,174	1,051

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended September 30
C$ and in millions	2024	2023
EBITDA	1,756	1,517
Restructuring and other costs, net of disbursements	21	90
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	(22)	(17)
Effects of lease principal (IFRS 16 impact)	(171)	(135)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	44	27
Net employee defined benefit plans expense	16	15
Employer contributions to employee defined benefit plans	(2)	(7)
Loss from equity accounted investments and other	3	—
Interest paid	(362)	(307)
Interest received	9	4
Capital expenditures[1]	(668)	(769)
Free cash flow before income taxes	624	418
Income taxes paid, net of refunds	(63)	(63)
Free cash flow	561	355

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended September 30
C$ and in millions	2024	2023
Free cash flow	561	355
Add (deduct):
Capital expenditures[1]	668	769
Effects of lease principal	171	135
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	32	48
Cash provided by operating activities	1,432	1,307

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2024	2023	change
Mobile network revenue	1,766	1,753	0.7
Mobile equipment and other service revenues	591	557	6.1
Fixed data services(1)	1,175	1,153	1.9
Fixed voice services	179	191	(6.3)
Fixed equipment and other service revenues	117	125	(6.4)
Health services	439	422	4.0
Agriculture and consumer goods services	100	83	20.5
Operating revenues (arising from contracts with customers)	4,367	4,284	1.9
Other income	54	18	n/m
External Operating revenues and other income	4,421	4,302	2.8
Intersegment revenues	3	4	(25.0)
TTech Operating revenues and other income	4,424	4,306	2.7

(1)	Excludes health services and agriculture and consumer goods services.

Operating revenues and other income – TELUS digital experience segment

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	675	706	(4.4)
Other income	3	—	n/m
External Operating revenues and other income	678	706	(4.0)
Intersegment revenues	219	183	19.7
TELUS Digital Operating revenues and other income	897	889	0.9

Notations used in the tables above: n/m – not meaningful.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company, generating over $20 billion in annual revenue and connecting more than 19 million customers through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing the lives of 76 million people worldwide through innovative preventive medicine and wellbeing technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS and our 140,000 team members have contributed $1.7 billion and volunteered 2.2 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com